

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

May 19, 2011

Brian Bhandari
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Bhandari:

Due to the ongoing nature of the conversation between Syms Corp and the Securities and Exchange Commission ("SEC") regarding the audited financial statements for the Filene's Basement assets for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007, I would like to take a moment to memorialize our conversation from Monday, May 16, 2011.

As stated during the call, in 2009, Syms Corp engaged Deloitte LLP ("Deloitte") to prepare the audited financial statements as it was the auditor for Filene's Basement, Inc. prior to our acquiring the assets through the Filene's Basement, Inc. bankruptcy proceeding.

Despite our follow-up with Deloitte, we have not yet received the audited financial statements. Unfortunately, we cannot control Deloitte's process or timing. However, we will continue to press Deloitte to meet its obligations so that we, in turn, can meet our obligations regarding these audited financial statements.

If you have any further questions, please contact me at (201) 902-9600.

Thank you for your continued patience and cooperation in regards to this matter.

Sincerely,

Seth Udasin
SVP & CFO

SYMS CLOTHING | FILENE'S BASEMENT

One Syms Way, Secaucus, NJ 07094 • Tel: 201.902.9600 • Fax: 201.902.9270
www.syms.com • www.filenesbasement.com